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PIEDMONT LITHIUM LIMITED

SUPPLEMENTARY SCHEME BOOKLET

This Supplementary Scheme Booklet amends and supplements the disclosure in the Scheme Booklet dated 3 March 2021 relating to the scheme of arrangement between Piedmont Lithium Limited and Shareholders in relation to the proposed re-domicile of Piedmont in the United States.

Your Directors continue to unanimously recommend that you

VOTE IN FAVOUR

of the Scheme.

The Independent Expert continues to conclude that the Scheme is in the best interests of Shareholders

This is an important document and requires your immediate attention. You should read this document in its entirety before deciding whether or not to vote in favour of the Scheme. If you are in any doubt as to how to deal with this document, you should consult your financial, legal or other professional adviser immediately.

If you require further information or have questions in relation to the Scheme, please contact the Piedmont Scheme Information Line on 1300 218 182 (within Australia) or +61 3 9415 4233 (outside Australia) Monday to Friday between 8:30am and 5:00pm (AEDT)

   Important NoticesDate of this Supplementary Scheme Booklet  PIEDMONT LITHIUM LIMITED – SUPPLEMENTARY SCHEME BOOKLET  5  This Supplementary Scheme Booklet is dated 1 April 2021 (Supplementary Scheme Booklet).  Defined terms and interpretation  Capitalised terms used in this Supplementary Scheme Booklet are either defined in brackets when first used or are defined in the Glossary in Section 13 of the Scheme Booklet. The Glossary also sets out some rules of interpretation which apply to this Supplementary Scheme Booklet.  The definition of Deposit Agreement in the Glossary in Section 13 of the Scheme Booklet is deleted and replaced with the following:  Deposit Agreement means the Amended and Restated Deposit Agreement entered into between among Piedmont, The Bank of New York Mellon and the holders and beneficial owners of Piedmont ADSs, dated as of 20 November 2020.  References to Supplementary Scheme Booklet, Sections and Annexures  References to Sections and Annexures are to the named Sections and Annexures in this Supplementary Scheme Booklet (unless there is a specific reference to the Scheme Booklet).  Purpose of this Supplementary Scheme Booklet  The purpose of this Supplementary Scheme Booklet is to provide information to Shareholders about certain events following the dispatch of the Scheme Booklet to Shareholders and to provide Shareholders with updated financial information.  It is intended that this Supplementary Scheme Booklet be read together with the Scheme Booklet such that references to "Scheme Booklet", including in the Notice of Meeting, shall be taken to include this Supplementary Scheme Booklet and the information contained herein. This Supplementary Scheme Booklet prevails to the extent of any inconsistency with the Scheme Booklet.  If you have sold all your Shares, please ignore this Supplementary Scheme Booklet.  General  Shareholders are encouraged to read the Scheme Booklet dated 3 March 2021 (Scheme Booklet) and this Supplementary Scheme Booklet in their entirety before making a decision as to how to vote on the Scheme Resolution to be considered at the Scheme Meeting. The Scheme Booklet and the Supplementary Scheme Booklet are available for viewing and downloading on the Company's website https://www.piedmontlithium.com and on Piedmont's platform on the ASX website at www.asx.com.au.  Responsibility statement  The information contained in this Supplementary Scheme Booklet (other than the conclusion of the Independent Expert) has been prepared by Piedmont and is the responsibility of Piedmont.  BDO has prepared the Independent Expert Report contained in Annexure A of the Scheme Booklet and takes responsibility for that report. None of Piedmont, Piedmont US, nor their respective directors, officers or advisers assume any responsibility for the accuracy or completeness of the Independent Expert Report.Role of ASIC and ASXA copy of this Supplementary Scheme Booklet has been provided to ASIC. Neither ASIC nor any of its officers take any responsibility for the contents of this Supplementary Scheme Booklet.Role of ASXNeither ASX nor any of its officers takes any responsibility for the contents of this Supplementary Scheme Booklet.  Role of Nasdaq  Neither Nasdaq nor any of its officers takes any responsibility for the contents of this Supplementary Scheme Booklet.  Notice of Scheme Meeting  The Notice of Scheme Meeting is contained in Annexure B to this Supplementary Scheme Booklet.  Notice of Second Court Date  At the Second Court Date, the Court will consider whether to approve the Scheme following the vote at the Shareholder Meeting.  Any Shareholder may appear at the Second Court Date, expected to be 5 May 2021 at 9:00am (AWST). Any Shareholder who wishes to oppose the approval of the Scheme at the Second Court Hearing may do so by filing with the Court and serving on Piedmont a notice of appearance in the prescribed form, together with any affidavit that the Shareholder proposes to rely on.  Important notice associated with the Court order under section 411(1) of the Corporations Act  The fact that, under section 411(1) of the Corporations Act, the Court has ordered that a meeting be convened and has approved the Explanatory Statement required to accompany the Notice of Scheme Meeting does not mean that the Court:  (i)  has formed any view as to the merits of the proposed Scheme or as to how you should vote (on this matter, you must reach your own decision); orhas prepared, or is responsible for the content of, the Explanatory Statement.  (ii)  Additional Information  If you require further information or have questions in relation to this Supplementary Scheme Booklet, please contact the Piedmont Scheme Information Line on 1300 218 182 (within Australia) or +61 3 9415 4233 (outside Australia) Monday to Friday between 8:30am and 5:00pm (AEDT). Shareholders should consult their legal, financial or other professional adviser before making any decision regarding the Scheme.  The Supplementary Scheme Booklet, together with the Scheme Booklet, is available for viewing and downloading on the Company's website https://www.piedmontlithium.com and on Piedmont's platform on the ASX website at www.asx.com.au.  Important Notices from the Scheme Booklet  Shareholders should refer to the disclaimers and important notices in the "Important Notices" section of the Scheme Booklet, including but not limited to the paragraphs entitled "No Investment Advice", "Responsibility Statement – Independent Expert Report", "Notice to Non-Australian Shareholders", "Notice to Shareholders in the United States", "Forward looking Statements", "Diagrams, Charts, Maps, Graphs and Tables", "Effect of Rounding" and "Privacy and Personal Information", which are also applicable in respect of this Supplementary Scheme Booklet.

 Important Dates and Times for the Scheme(1) – Revised TimetableThis "Important Dates and Times for the Scheme – Revised Timetable" section of this Supplementary Scheme Booklet replaces the "Important Dates and Times for the Scheme" section of the Scheme Booklet.  PIEDMONT LITHIUM LIMITED – SUPPLEMENTARY SCHEME BOOKLET  6  Date of this Supplementary Scheme Booklet  1 April 2021  Latest time and date for lodgement of completed Proxy Forms for the Scheme Meeting  10:00am (AWST) on 27 April 2021  Time and date for determining eligibility of Shareholders to vote at the Scheme Meeting  5:00pm (AWST) on 27 April 2021  Scheme Meeting  10:00am (AWST) on 29 April 2021  Court hearing for approval of the Scheme  5 May 2021  Effective Date of the Scheme  6 May 2021  Last date of trading of Shares on ASX  6 May 2021  Trading in Piedmont US CDIs commences on a deferred basis on ASX(2)  7 May 2021  Admission of Piedmont US CDIs on ASX  7 May 2021  Record Date for determining entitlements to the Scheme Consideration  10 May 2021  Implementation Date for the Scheme  17 May 2021  Delisting of Piedmont from the official list of ASX  17 May 2021  Admission of Piedmont US on Nasdaq  18 May 2021  First day of trading in Piedmont US Shares commences on Nasdaq  Expected to commence promptly following the Implementation Date  Dispatch of Holding Statements for Piedmont US CDIs issued as Scheme Consideration  18 May 2021  Anticipated trading of Piedmont US CDIs on a normal settlement basis on ASX  18 May 2021  (1)  All stated dates and times are indicative only. The actual timetable will depend on many factors outside the control of Piedmont and Piedmont US, including the Court approval process and the satisfaction or waiver of the conditions precedent to the completion of the Scheme by each of Piedmont and Piedmont US. Any changes to the above timetable will be announced to ASX and Nasdaq and will be available on Piedmont's website at https://www.piedmontlithium.com/.  (2) Deferred settlement trading is subject to confirmation with ASX.The Scheme Booklet includes several references to important dates throughout that correspond to the dates set out in the “Important Dates and Times for the Scheme” section of the Scheme Booklet. For the avoidance of doubt, these references to important dates in the Scheme Booklet are to be read as references to the dates as set out in this “Important Dates and Times for the Scheme – Revised Timetable” section of this Supplementary Scheme Booklet.

 1  PIEDMONT LITHIUM LIMITED – SUPPLEMENTARY SCHEME BOOKLET  7  INTRODUCTION  Piedmont Lithium Limited (Piedmont or Company) is providing this Supplementary Scheme Booklet to supplement disclosure in the Scheme Booklet dated 3 March 2021 (Scheme Booklet) in relation to the proposed acquisition by Piedmont Lithium Inc. (Piedmont US) of all of the ordinary shares in Piedmont by way of a scheme of arrangement between Piedmont and Scheme Participants.The purpose of this Supplementary Scheme Booklet is to provide information to Shareholders about certain events following the despatch of the Scheme Booklet, specifically, the capital raising undertaken and completed by Piedmont, updated financial information and the details of the revised Scheme Meeting date (Scheme Meeting).The Scheme Meeting will be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia on 29 April 2021 at 10:00am (AWST).The Directors believe that the Scheme is and remains in the best interests of Shareholders and unanimously recommend that Shareholders vote in favour of the Scheme at the Scheme Meeting. The basis for this recommendation is set out in Section 2.1 of the Scheme Booklet.The Independent Expert continues to conclude that the Scheme is in the best interests of Shareholders.You should read this Supplementary Scheme Booklet in conjunction with the Scheme Booklet in its entirety before making any decision as to how to vote at the Scheme Meeting.The Supplementary Scheme Booklet, together with the Scheme Booklet, is available for viewing and downloading on the Company’s website at https://www.piedmontlithium.com and on Piedmont's platform on the ASX website at: www.asx.com.au.  2  CAPITAL RAISING AND SAYONA INVESTMENT UPDATE  On 24 March 2021, the Company announced that it had completed an underwritten public offering of 1.75 million of its American Depositary Shares (ADSs), with each ADS representing 100 of its ordinary shares, at an issue price of US$70.00 per ADS, to raise gross proceeds of US$122.5 million (A$159.1 million) (Capital Raising). The ADSs, each representing 100 ordinary shares, were issued on 25 March 2021.J.P. Morgan, Evercore ISI and Canaccord Genuity are acting as joint book-runners for the Capital Raising and BTIG, B. Riley Securities, Loop Capital Markets, Roth Capital Partners, ThinkEquity, a division of Fordham Financial Management, Inc., Jett Capital Advisors and Tuohy Brothers acted as co-managers for the Capital Raising (together, the Underwriters). The Company has also granted the Underwriters a 30-day option to purchase up to an additional 262,500 ADSs at the issue price of the Capital Raising.Proceeds from the Capital Raising will be used to continue development of the Company’s Piedmont Lithium Project, including definitive feasibility studies, testwork, permitting, further exploration drilling, mineral resource estimate updates and ongoing land consolidation, to fund the previously announced strategic investments in Sayona Mining Limited and Sayona Quebec Inc and other possible strategic initiatives, and for general corporate purposes.On 25 March 2021, Sayona Mining Limited (Sayona) announced that it would undertake an underwritten pro- rata renounceable entitlement offer at an issue price of A$0.032 per share to raise approximately A$20.4 million (Sayona Entitlement Offer). Piedmont has committed to subscribe for its full entitlement under the Sayona Entitlement Offer to maintain a 9.9% equity interest for approximately A$2.0 million. Piedmont has also subscribed for additional unsecured convertible notes (Convertible Notes) in Sayona for approximately A$3.0 million that upon conversion, together with conversion of Piedmont’s existing convertible notes, would result in Piedmont acquiring an additional 10.0% equity interest in Sayona (assuming no further dilution).  3  CAPITAL STRUCTURE  3.1  Company  As at 1 April 2021, the Company had the following securities on issue:  Securities  Number  Shares  1,574,597,320  Options  37,450,000

 Performance Rights  PIEDMONT LITHIUM LIMITED – SUPPLEMENTARY SCHEME BOOKLET  8  6,000,000  3.2  Piedmont US  Until implementation of the Scheme, Piedmont US will not have issued any shares.Based on the capital structure of the Company as at 1 April 2021, the capital structure of Piedmont US immediately following implementation of the Scheme will be as set out in the following table:  Shares  Number  Piedmont US Shares of common stock  100,000,000 shares of common stock authorised and estimated 15,745,974 outstanding1  Piedmont US Shares of preferred stock  10,000,000 shares of preferred stock authorised and nil outstanding  Piedmont US Options  estimated 374,500  Piedmont US Performance Rights  estimated 60,000  Notes:1. Subject to the Sale Facility, discussed at Section 5.5 of the Scheme Booklet, and subject to rounding.  4  SUBSTANTIAL HOLDERS  At 31 March 2021, being the last practicable date prior to the date of this Supplementary Scheme Booklet, the following persons had notified Piedmont that they had Voting Power in 5% or more of Shares:  Shareholder Name  Number of Shares  percentage of Shares  The Bank of New York Mellon, as ADS Depositary  1,014,366,700  64.42%  5  FINANCIAL INFORMATION  Subsequent to the lodgement of the Scheme Booklet on 3 March 2021, the Company released its interim financial report for the year ended 31 December 2020. The full report can be found on the Company's website at https://www.piedmontlithium.com/.This Supplementary Scheme Booklet contains an extract of the updated financial information in Annexure A.  6  SCHEME MEETING AND VOTING  Piedmont has obtained approval from the Court to postpone the Scheme Meeting, originally scheduled for 7 April 2021, to provide Piedmont sufficient time to prepare and despatch, and to allow Shareholders a reasonable time to consider, this Supplementary Scheme Booklet.The Scheme Meeting will be held at 10:00am (AWST) on 29 April 2021 at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia.The Notice of Scheme Meeting is contained in Annexure B to this Supplementary Scheme Booklet. An updated Proxy Form accompanies this Supplementary Scheme Booklet.If you are registered as a Shareholder as at 5:00pm (AWST) on 27 April 2021, you are entitled to vote on the Scheme Resolution at the Scheme Meeting. Voting on the Scheme Meeting will be by poll.See Section 4.2 of the Scheme Booklet for full details on how to vote at the Scheme Meeting. Other than in respect of dates and times, these instructions continue to apply.Voting by proxyAny Proxy Forms that have been validly lodged prior to the date of this Supplementary Scheme Booklet will be deemed valid for the Scheme Meeting unless withdrawn or revoked, provided that the Proxy Form is given by a Shareholder that continues to be a registered holder as at 5:00pm (AWST) on the new eligibility date of 27 April

 2021. Shareholders that have already voted are entitled to change their vote by submitting a new Proxy Form. If a new Proxy Form is submitted it will be taken to revoke any previously submitted Proxy Form.To be valid, a Proxy Form must be received no later than 10:00am (AWST) on 27 April 2021 (48 hours prior to commencement of the Scheme Meeting). Proxy Forms received after this time will be invalid. For further information on proxy voting, please refer to the detailed instructions contained in the updated Proxy Form which accompanied this Supplementary Scheme Booklet.Voting information for ADS HoldersThe ADS Depositary will notify registered ADS Holders of the Scheme Meeting and will send or make voting materials available to ADS Holders. Those materials will describe the matters to be voted on at the Scheme Meeting and explain how ADS Holders may instruct the ADS Depositary how to vote. ADS Holders that hold Piedmont ADSs through brokers or other securities intermediaries will receive notice and must give their instructions through their securities intermediaries. For instructions to be valid, they must reach the ADS Depositary by a date set by the ADS Depositary. The ADS Depositary will try, as far as practicable, subject to applicable laws and the Constitution, to vote or to have its agent vote the deposited Shares as instructed by ADS Holders. In any event, the ADS Depositary will not exercise any discretion in voting deposited Shares and will only vote as instructed.Except by instructing the ADS Depositary as described above, ADS Holders will not be able to exercise voting rights directly unless they surrender their Piedmont ADSs, withdraw their underlying Shares and arrange to receive those Shares into their securities account in Australia (which is a process that typically takes one or two Business Days to complete). If ADS Holders wish to do this, but do not have a securities account in Australia, then they should contact their financial intermediary to make appropriate arrangements to receive the underlying Shares.  PIEDMONT LITHIUM LIMITED – SUPPLEMENTARY SCHEME BOOKLET  9  7  ADDITIONAL INFORMATION  An electronic copy of the Supplementary Scheme Booklet, together with the Scheme Booklet, is available on ASX's website at www.asx.com.au and on Piedmont's website at https://www.piedmontlithium.com/.Since 19 February 2021, Piedmont has made the following announcements:  Date  Description of Announcement  02/03/2021  Results of First Court Hearing  03/03/2021  Registration of Scheme Booklet  03/03/2021  Scheme Booklet  05/03/2021  Change in substantial holding  05/03/2021  Despatch of Scheme Booklet  05/03/2021  Letter to Shareholders  10/03/2021  Change in substantial holding  11/03/2021  Half Year Accounts  12/03/2021  S&P DJI Announces March 2021 Quarterly Rebalance  16/03/2021  Piedmont Launches DFS for Integrated Business  23/03/2021  Piedmont Announces Proposed U.S. Public Offering  23/03/2021  Preliminary Supplementary Prospectus for U.S. Offering  23/03/2021  Trading Halt  24/03/2021  Piedmont Announces Pricing of U.S. Public Offering

 Date  Description of Announcement  24/03/2021  Piedmont Raises A$159 Million  24/03/2021  Corporate Presentation for U.S. Public Offering  24/03/2021  Proposed issue of Securities - PLL  25/03/2021  Final Supplementary Prospectus for U.S. Offering  25/03/2021  Appendix 2A  26/03/2021  Change in substantial holding  26/03/2021  Appendix 2A  29/03/2021  Change in substantial holding  31/03/2021  Change in substantial holding  31/03/2021  Piedmont Names Lithium Industry Veteran as COO  31/03/2021  Proposed issue of Securities - PLL  31/03/2021  Proposed issue of Securities - PLL  31/03/2021  Proposed issue of Securities - PLL  PIEDMONT LITHIUM LIMITED – SUPPLEMENTARY SCHEME BOOKLET  10  Other than as expressly set out in this Supplementary Scheme Booklet, no other material information in the Scheme Booklet dated 3 March 2021 has changed.Except as disclosed elsewhere in the Scheme Booklet and this Supplementary Scheme Booklet, there is no other information that is material to the making of a decision in relation to the Scheme, being information that is within the knowledge of any director of Piedmont, at the date of this Supplementary Scheme Booklet, which has not previously been disclosed to Shareholders.  8  CONSENTS  BDO Corporate Finance has given its consent to be named in this Supplementary Prospectus as the Independent Expert. BDO Corporate Finance takes no responsibility for the contents of the Supplementary Scheme Booklet other than the conclusion that the Scheme is still in the best interests of Shareholders.Thomson Geer has given its consent to be named in this Supplementary Scheme Booklet as legal adviser to Piedmont as to Australian law and has not withdrawn that consent before the date of this Supplementary Scheme Booklet.Each Director of Piedmont has given, and has not withdrawn, their consent to being named in this Supplementary Scheme Booklet.

 THE ISSUE OF THIS SUPPLEMENTARY SCHEME BOOKLET IS AUTHORISED BY THE DIRECTORS OF PIEDMONT AND THIS SUPPLEMENTARY SCHEME BOOKLET HAS BEEN SIGNED BY OR ON BEHALF OF THE DIRECTORS OF PIEDMONT ON 1 APRIL 2021  President and CEO  PIEDMONT LITHIUM LIMITED – SUPPLEMENTARY SCHEME BOOKLET  11

Annexure A – Financial Information

1. Historical financial information

(a) Basis of preparation

The selected historical financial information in this section has been extracted from Piedmont's reviewed condensed consolidated financial statements for the six months ended 31 December 2020.

The information in this section is a summary only and has been prepared solely for inclusion in this Supplementary Scheme Booklet. Piedmont's full half year accounts are available on its website, https://www.piedmontlithium.com, or by requesting a copy from Piedmont's Company Secretary on +61 8 9322 6322.

(b) Historical Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

Below is a summary of Piedmont's reviewed Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income for the six months ended 31 December 2020 and 31 December 2019:

	Six Months Ended 31 December 2020 (unaudited) US$	Six Months Ended 31 December 2019 (unaudited) US$
Continuing operations		
Exploration and evaluation expenses	**(3,534,510)**	(2,244,601)
Corporate and administrative expenses	**(1,160,742)**	(721,382)
Business development expenses	**(306,719)**	(564,702)
Share based payments	**(286,607)**	(99,137)
Finance income	**17,407**	146,825
Finance costs	**(156,208)**	(39,153)
Other income and expenses	**(37,948)**	46,171
Loss before income tax	**(5,465,327)**	(3,475,979)
Income tax expense	-	-
Loss for the period	**(5,465,327)**	(3,475,979)
Loss attributable to members of Piedmont Lithium Limited	**(5,465,327)**	(3,475,979)
Other comprehensive income		
Items that may be reclassified subsequently to profit or loss:		
Exchange differences arising on translation of foreign operations	-	(10,521)
Other comprehensive loss for the period, net of tax	-	(10,521)
Total comprehensive loss for the period	**(5,465,327)**	(3,486,500)
Total comprehensive loss attributable to members of Piedmont Lithium Limited	**(5,465,327)**	(3,486,500)
Loss per share		
Basic and diluted loss per share (cents per share)	**(0.44)**	(0.43)

PIEDMONT LITHIUM LIMITED – SUPPLEMENTARY SCHEME BOOKLET Page | 12

(c) **Historical Condensed Consolidated Statement of Financial Position**

Below is a summary of Piedmont's reviewed Condensed Consolidated Statement of Financial Position as at 31 December 2020 and 30 June 2020:

	31 December 2020 (unaudited) US$	30 June 2020 US$
ASSETS		
Current Assets		
Cash and cash equivalents	**70,936,994**	18,857,088
Trade and other receivables	**189,175**	27,412
Other assets	**117,926**	128,271
Total Current Assets	**71,244,095**	19,012,771
Non-Current Assets		
Exploration and evaluation assets	**13,467,275**	7,720,957
Property, plant and equipment	**774,925**	774,440
Other assets	**91,671**	150,781
Total Non-Current Assets	**14,333,871**	8,646,178
TOTAL ASSETS	**85,577,966**	27,658,949
LIABILITIES		
Current Liabilities		
Trade and other payables	**2,780,952**	1,007,507
Other financial liabilities	**1,156,242**	705,536
Total Current Liabilities	**3,937,194**	1,713,043
Non-Current Liabilities		
Other liabilities	**1,774,863**	1,910,413
Total Non-Current Liabilities	**1,774,863**	1,910,413
TOTAL LIABILITIES	**5,712,057**	3,623,456
NET ASSETS	**79,865,909**	24,035,493
EQUITY		
Contributed equity	**136,239,389**	74,877,325
Reserves	**200,447**	515,110
Accumulated losses	**(56,573,927)**	(51,356,942)
TOTAL EQUITY	**79,865,909**	24,035,493

PIEDMONT LITHIUM LIMITED – SUPPLEMENTARY SCHEME BOOKLET

Page | 13

 (d)  Historical Condensed Consolidated Statement of Cash Flows  Below is a summary of Piedmont's reviewed condensed consolidated statement of cash flows for the six months ended 31 December 2020 and 31 December 2019:    Six Months Ended 31 December 2020(unaudited)US$    Six Months Ended 31 December 2019(unaudited)US$  Cash flows from operating activities      Payments to suppliers and employees  (3,414,372)  (5,082,888)  Interest paid  (156,208)  (39,153)  Interest received  17,407  117,836  Repayment of government grant  (138,100)  -  Net cash flows used in operating activities  (3,691,273)  (5,004,205)  Cash flows from investing activities      Purchase of exploration and evaluation assets  (4,979,977)  (1,169,141)  Purchase of property, plant and equipment  (13,740)  (652,000)  Net cash flows used in investing activities  (4,993,717)  (1,821,141)  Cash flows from financing activities      Proceeds from issue of shares  65,416,455  14,557,710  Share issue costs  (4,417,570)  (689,008)  Repayment of loans and borrowings  (324,865)  (95,727)  Payment of principal portion of lease liabilities  (64,092)  (33,088)  Proceeds from principal portion of sub-lease      receivables  54,816  -  Net cash inflow from financing activities  60,664,744  13,739,887  Net increase in cash and cash equivalents  51,979,754  6,914,541  Net foreign exchange differences  100,152  46,171  Cash and cash equivalents at the beginning of the      period  18,857,088  4,432,150  Cash and cash equivalents at the end of the period  70,936,994  11,392,862  PIEDMONT LITHIUM LIMITED – SUPPLEMENTARY SCHEME BOOKLET  14

 2.  PIEDMONT LITHIUM LIMITED – SUPPLEMENTARY SCHEME BOOKLET  15  Material changes in Piedmont's financial position and financial performance  To the knowledge of your Directors, and except as disclosed in this Supplementary Scheme Booklet, the financial position of Piedmont has not materially changed since 31 December 2020, other than the following subsequent events that have arisen since 31 December 2020:On March 24, 2021, the Company announced that it had successfully completed an underwritten public offering of 1.75 million of its American Depositary Shares (“ADSs”), with each ADS representing 100 of its ordinary shares, at an issue price of US$70.00 per ADS, to raise gross proceeds of US$122.5 million (A$159.1 million) (“Public Offering”). J.P. Morgan, Evercore ISI and Canaccord Genuity acted as joint book-runners for the Public Offering. The Company has granted the underwriters a 30-day option to purchase up to an additional 262,500 ADSs at the issue price of the Public Offering;On March 16, 2021, the Company announced that it had commenced a definitive feasibility study (“DFS”) for its integrated North Carolina lithium hydroxide operation. The integrated DFS will incorporate the work currently underway on the Company’s concentrate operations, with Metso Outotec joining the technical team which currently includes Primero Group and Marshall Miller and Associates. The DFS is scheduled to be completed by the end of the third quarter of 2021;On March 2, 2021, the Supreme Court of Western Australia approved the despatch of the Company’s Scheme Booklet to shareholders and ordered the convening of a meeting of the Company’s shareholders to consider and, if thought fit, approve the Scheme to facilitate the Company re-domicile from Australia to the United States. The Scheme Booklet was despatched to shareholders on March 5, 2020;On 8 February 2021, the Company announced the appointment of Todd Hannigan as a Non- Executive Director;On 14 January 2021, the Company announced the appointment of the following additional senior management: (i) Ms. Malissa Gordon as Manager – Community and Government Relations; (ii) Mr. Jim Nottingham as Senior Project Manager – Concentrate Operations; (iii) Mr. Pratt Ray as Production Manager – Chemical Operations; and (iv) Mr. Brian Risinger as Vice President – Corporate Communications and Investor Relations; andOn 11 January 2021, the Company announced that it had entered into agreements with Sayona Mining Limited (ASX:SYA) to: (i) acquire 336,207,043 ordinary shares in Sayona Mining for approximately US$3.1 million; (ii) acquire convertible notes in Sayona Mining for approximately US$3.9 million that upon conversion would result in the Company acquiring an additional 423,973,899 ordinary shares in Sayona Mining; (iii) acquire a 25.0% stake in Sayona Mining’s subsidiary, Sayona Quebec Inc, which owns the Authier and Tansim lithium projects in Quebec, for approximately US$5.0 million in cash; and (iv) purchase the greater of 60,000 tonnes per year or 50% of Sayona Quebec Inc’s spodumene concentrate production at market prices on a life-of- mine basis.

 3.  PIEDMONT LITHIUM LIMITED – SUPPLEMENTARY SCHEME BOOKLET  16  Pro-Forma Historical Information(a) Pro-forma Historical Financial Information Adjustments  The following pro-forma historical financial information has been compiled by adjusting the historical reviewed condensed consolidated statement of financial position of the Company as at 31 December 2020 and reflecting the impact of the following items and pro forma transactions that have arisen since 31 December 2020:On 24 March 2021, the Company announced that it had completed the Capital Raising of 1.75 million of its ADSs, with each ADS representing 100 of its ordinary shares, at an issue price of US$70.00 per ADS, to raise gross proceeds of US$122.5 million. The following pro-forma historical financial information has been adjusted for the issue of 1.75 million ADSs to raise estimated net proceeds of US$114,157,500 from the Capital Raising;On 11 January 2021, the Company announced that it had entered into agreements with Sayona to: (i) acquire 336,207,043 ordinary shares in Sayona for approximately US$3.1 million; (ii) acquire convertible notes in Sayona Mining for approximately US$3.9 million that upon conversion would result in the Company acquiring an additional 423,973,899 ordinary shares in Sayona; (iii) acquire a 25.0% stake in Sayona’s subsidiary, Sayona Quebec Inc (“Sayona Quebec”), which owns the Authier and Tansim lithium projects in Quebec, for approximately US$5.0 million in cash; and (iv) purchase the greater of 60,000 tonnes per year or 50% of Sayona Quebec’s spodumene concentrate production at market prices on a life-of-mine basis. The following pro-forma historical financial information has been adjusted for the acquisition of ordinary shares and convertible notes in Sayona for a total cost of US$6,993,664 but has not been adjusted for the acquisition of the 25.0% interest in Sayona Quebec as this acquisition has not completed at the date of this Supplementary Scheme Booklet;On 25 March 2021, Sayona announced that it would undertake the Sayona Entitlement Offer. The Company has committed to subscribe for its full entitlement under the Sayona Entitlement Offer to maintain a 9.9% equity interest for approximately A$2.0 million. The Company has also subscribed for additional unsecured convertible notes in Sayona for approximately A$3.0 million that upon conversion, together with conversion of Piedmont’s existing convertible notes, would result in the Company acquiring an additional 10.0% equity interest in Sayona (assuming no further dilution). The following pro-forma historical financial information has not been adjusted for the Company’s entitlement under the Sayona Entitlement Offer or the subscription for additional convertible notes in Sayona, as the Sayona Entitlement Offer has not completed at the date of this Supplementary Scheme Booklet; andCosts of approximately US$1,020,000 (excluding GST) which are expected to be paid by the Company in connection with the Scheme.The pro-forma cash and cash equivalents in the following pro-forma historical financial information takes into account the transactions above, however does not include the impact of net operating costs of the Company since 31 December 2020 to the date of this Supplementary Scheme Booklet (other than costs associated with the Scheme as noted above).

(b) **Pro-Forma Condensed Consolidated Statement of Financial Position**

Below is a pro-forma historical consolidated statement of financial position derived from the reviewed historical consolidated statement of financial position adjusted for the pro-forma transactions noted in Section 2(a) above and is to be read in conjunction with Sections 1(a) to 1(d) and 2(a) above:

	31 December 2020 (unaudited) US$	Pro-Forma Adjustments (unaudited) US$	Pro-Forma (unaudited) US$
ASSETS			
Current Assets			
Cash and cash equivalents	70,936,994	106,143,836	177,080,830
Trade and other receivables	189,175	-	189,175
Other assets	117,926	-	117,926
Total Current Assets	71,244,095	106,143,836	177,387,931
Non-Current Assets			
Exploration and evaluation assets	13,467,275	-	13,467,275
Property, plant and equipment	774,925	-	774,925
Other assets	91,671	6,993,664	7,085,335
Total Non-Current Assets	14,333,871	6,993,664	21,327,535
TOTAL ASSETS	85,577,966	113,137,500	198,715,466
LIABILITIES			
Current Liabilities			
Trade and other payables	2,780,952	-	2,780,952
Other financial liabilities	1,156,242	-	1,156,242
Total Current Liabilities	3,937,194	-	3,937,194
Non-Current Liabilities			
Other liabilities	1,774,863	-	1,774,863
Total Non-Current Liabilities	1,774,863	-	1,774,863
TOTAL LIABILITIES	5,712,057	-	5,712,057
NET ASSETS	79,865,909	113,137,500	193,003,409
EQUITY			
Contributed equity	136,239,389	114,157,500	250,396,889
Reserves	200,447	-	200,447
Accumulated losses	(56,573,927)	(1,020,000)	(57,593,927)
TOTAL EQUITY	79,865,909	113,137,500	193,003,409

PIEDMONT LITHIUM LIMITED – SUPPLEMENTARY SCHEME BOOKLET

Page | 17

Annexure B – Notice of Scheme Meeting

PIEDMONT LITHIUM LIMITED
ACN 002 664 495

NOTICE OF SCHEME MEETING

The general meeting of the Company will be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia on 29 April 2021 at 10:00am (AWST).

This Notice of general meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

Should you wish to discuss any matter please do not hesitate to contact the Company Secretary by telephone on (08) 9322 6322 (within Australia) or +61 8 9322 6322 (outside Australia)

Shareholders are urged to attend or vote by lodging the Proxy Form attached to this Notice.

PIEDMONT LITHIUM LIMITED – SUPPLEMENTARY SCHEME BOOKLET Page | 18

NOTICE OF SCHEME MEETING

By an order of the Supreme Court of Western Australia (**Court**) made on 1 April 2021 pursuant to section 411(1) of the *Corporations Act 2001* (Cth) (**Corporations Act**), a meeting of the holders of ordinary shares (**Shareholders**) in Piedmont Lithium Limited ACN 002 664 495 (**Piedmont** or the **Company**) will be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia on 29 April 2021 at 10:00am (AWST) (**Scheme Meeting**).

The Court has also directed that Scott Gibson act as chairman of the Scheme Meeting or failing him Michael Ng, and has directed the chairman to report the results of the Scheme Meeting to the Court.

Due to the COVID19 pandemic, in the interests of the health and safety of Shareholders, the Company has made arrangements for Shareholders to participate in the Scheme Meeting electronically. Details on how to attend electronically are specified below.

The purpose of the Scheme Meeting is to consider and, if thought fit, to approve (with or without modification) a scheme of arrangement proposed to be made between Piedmont and Shareholders (**Scheme**).

To enable you to make an informed voting decision, important information on the Scheme is set out in the booklet accompanying this Notice (**Scheme Booklet**). The Scheme Booklet and Explanatory Memorandum to this Notice and Proxy Form both form part of this Notice. Terms and abbreviations used in this Notice and in the Scheme Booklet are defined in the Scheme Booklet.

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The general meeting of the Shareholders of the Company will be held at:

> the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia on 29 April 2021 at 10:00am (AWST)

and online at http://web.lumiagm.com using meeting ID 303-030-820. See below for further details about attending the meeting online.

VOTING ENTITLEMENTS

The Piedmont board of directors has determined, and the Court has ordered, that a person's entitlement to vote at the Scheme Meeting will be the entitlement of that person as set out in the Piedmont share register as at 5:00pm (AWST) on 27 April 2021.

HOW TO VOTE

The business of the Scheme Meeting affects your shareholding and your vote is important. Please take action by voting in person (or authorised representative), online or by proxy.

VOTING IN PERSON

To vote in person, attend the Scheme Meeting on the date and at the place set out above. The Scheme Meeting will commence at 10:00am (AWST).

VOTING ONLINE

To participate in the Scheme Meeting through an online platform and vote online:

Piedmont Lithium Limited SUPPLEMENTARY SCHEME BOOKLET

(i)  entering the URL in their browser: http://web.lumiagm.com; and  (ii) entering the Meeting ID: 303-030-820.Participating in the Scheme Meeting via the online platform will allow eligible Shareholders, their proxies, attorneys or corporate representatives to listen to the Scheme Meeting live, view slides and ask questions and vote in real time at appropriate times during the Scheme Meeting.Shareholders, will need the following information to participate in the Scheme Meeting:the Meeting ID, which is: 303-030-820;Username: which is your SRN/HIN; and  (iii)  Password: Your password is the postcode registered to your holding if you are an Australian shareholder. Overseas shareholders should refer to the Lumi Online Voting Guide available from www.computershare.com.au/virtualmeetingguide.    Attorneys and corporate representatives of Shareholders will need the username and password of the Shareholder they are representing.Proxy holders will need to contact Computershare Investor Services on +61 3 9415 4024 during the two hours before the start of the Scheme Meeting. Further information regarding participating in the Scheme Meeting electronically, including browser requirements, is detailed in the Lumi Online Voting Guide available at www.computershare.com.au/virtualmeetingguide.Registration will open one hour prior to the start of Scheme Meeting. We recommend logging on to the online platform at least 15 minutes prior to the scheduled start time for the Scheme Meeting. If you require technical assistance please call +61 3 9415 4024.PROXIESYou can appoint a proxy by voting online or by completing and returning to Piedmont the enclosed Proxy Form for the Scheme Meeting. Completed Proxy Forms must be completed and received at the Company’s share registry, Computershare Investor Services Pty Limited, by 10:00am (AWST) on 27 April 2021, being no later than 48 hours before commencement of the Scheme Meeting by one of the following methods:(i) Online at:www.investorvote.com.au and following the instructions provided.You will need your SRN or HIN, and Control Number as shown on your Proxy Form.You will be taken to have signed the Proxy Form if you lodge your proxy in accordance with the instructions on the website. Please read the instructions for online proxy submissions carefully before you lodge your proxy.  Piedmont Lithium Limited SUPPLEMENTARY SCHEME BOOKLET  (ii)  Mail, using the reply-paid envelope (only for use in Australia), to:  Computershare Investor Services Pty Limited GPO Box 1282Melbourne VIC 3001 Australia  (iii)  Mobile voting:  Scan the QR Code on your Proxy form and follow the prompts.  (iv)  Custodian voting:

   For Intermediary Online subscribers only (custodians) please visit www.intermediaryonline.com to submit your voting intentions.  (v)  Fax to:      In Australia 1800 783 447From outside of Australia +61 3 9473 2555If you are entitled to attend and cast a vote at the Scheme Meeting, you may appoint up to two proxies. A proxy may be an individual or a corporation but need not be a Shareholder. If you appoint two proxies each proxy may exercise half of your votes if no proportion or number of votes is specified.If you appoint a proxy but attend the Scheme Meeting yourself, the rights of the proxy to speak and vote on your behalf at the Scheme Meeting will be suspended while you are present.The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.CORPORATE REPRESENTATIVESA corporation may appoint an individual as a representative to exercise its powers as Shareholder or as a Shareholder’s proxy. The representative should bring to the Scheme Meeting evidence of his or her appointment, including any authority under which it is signed, unless it has been previously given to the Company’s share registry.POWERS OF ATTORNEYA person appearing as an attorney for a Shareholder should produce a properly executed original (or certified copy) of an appropriate power of attorney for admission to the annual general meeting.    Piedmont Lithium Limited SUPPLEMENTARY SCHEME BOOKLET

     AGENDA  1  Resolution - Approval of the scheme  To consider and, if thought fit, to pass with or without amendment, the following resolution in accordance with section 411(4)(a)(ii) of the Corporations Act:"That, pursuant to and in accordance with section 411 of the Corporations Act, the scheme of arrangement proposed between Piedmont and the holders of its ordinary shares as contained in and more particularly described in the Scheme Booklet of which the Notice forms part, is approved, and the directors of Piedmont are authorised to agree to such alterations or conditions as are thought fit by the Court, and subject to approval by the Court, to implement the Scheme with any such alterations or conditions."Dated: 1 April 2021 By order of the Court  Greg SwanCompany Secretary    Piedmont Lithium Limited SUPPLEMENTARY SCHEME BOOKLET

   EXPLANATORY MEMORANDUM    1  Piedmont Lithium Limited SUPPLEMENTARY SCHEME BOOKLET  Introduction  This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Scheme Meeting to be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia on 29 April 2021 at 10:00am (AWST).This Explanatory Memorandum should be read in conjunction with, and forms part of, the accompanying Notice. The purpose of this Explanatory Memorandum is to provide information to Shareholders in deciding whether or not to pass the resolution set out in the Notice.A Proxy Form is located at the end of this Explanatory Memorandum.  2  Required voting majority  In order for the Scheme to become effective, the resolution set out in the Notice must be passed at a meeting by:  (a)  unless the Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Scheme Meeting (whether in person or by proxy, attorney or, in the case of corporate shareholders, a corporate representative) at the meeting; and  (b) at least 75% of the votes cast on the resolution.The Court has the discretion under section 411(4)(a)(ii)(A) of the Corporations Act to approve the Scheme if it is approved by at least 75% of the votes cast on the resolution but not by a majority in number of Shareholders (other than excluded shareholders) present and voting at the Scheme Meeting.Voting at the Scheme Meeting will be by poll rather than by a show of hands.  3  Court approval  In accordance with section 411(4)(b) of the Corporations Act, the Scheme (with or without alteration or conditions) is subject to approval of the Court. If the resolution proposed at the Scheme Meeting is approved by the requisite majority, and the relevant conditions of the Scheme (other than approval by the Court) are satisfied, or waived, by the time required under the Scheme, Piedmont intends to apply to the Court for the necessary orders to give effect to the Scheme.  4  Action to be taken by Shareholders  Shareholders should read the Notice including this Explanatory Memorandum carefully before deciding how to vote on the Resolution.